99(xxxiv)	54	On October 15, 2004 the Company entered into a Stock Option Agreement with Grant Anae and granted 20,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxv)	57	On October 15, 2004 the Company entered into a Stock Option Agreement with Tim Hall and granted 20,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxvi)	60	On October 28, 2004 the Company entered into a Stock Option Agreement with Donald Decker and granted 20,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxvii)	63	On October 28, 2004 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 25,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxviii)	66	On October 28, 2004 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 20,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxix)	69	On October 28, 2004 the Company entered into a Stock Option Agreement with Mike Golightly and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xl)	72	On October 28, 2004 the Company entered into a Stock Option Agreement with Alex Bustos and granted 30,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xli)	75	On November 15, 2004 the Company entered into a Stock Option Agreement with Michael Golightly and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xlii)	77	On November 15, 2004 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xliii)	80	On November 15, 2004 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xliv)	83	On November 15, 2004 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xlv)	86	On November 15, 2004 the Company entered into a Stock Option Agreement with

Alex Bustos and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xlvi)

89

On November 15, 2004 the Company entered into a Stock Option Agreement with Molly Douma and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xlvii)

92

On November 15, 2004 the Company entered into a Stock Option Agreement with Guy Cook and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xlviii)

95

On November 15, 2004 the Company entered into a Stock Option Agreement with Tim Hall and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xlix)

98

On November 15, 2004 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

Each of the following discloses reflect the 1 for 2,000 reverse stock split that became effective as of November 17, 2004.

99(l)

101

On November 22, 2004 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(li)

104

On November 22, 2004 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lii)

107

On November 22, 2004 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(liii)

110

On November 22, 2004 the Company entered into a Stock Option Agreement with Mike Golightly and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(liv)

113

On November 22, 2004 the Company entered into a Stock Option Agreement with Alex Bustos and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lv)

116

On November 22, 2004 the Company entered into a Stock Option Agreement with Molly Douma and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lvi)	119	On November 22, 2004 the Company entered into a Stock Option Agreement with Guy Cook and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lvii)	122	On November 22, 2004 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lviii)	125	On December 14, 2004 the Company entered into a Stock Option Agreement with Donald Decker and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lix)	127	On December 14, 2004 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lx)	129	On December 14, 2004 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lxi)	131	On December 14, 2004 the Company entered into a Stock Option Agreement with Reggie Ainsworth and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lxii)	133	On December 14, 2004 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lxiii)	135	On December 14, 2004 the Company entered into a Stock Option Agreement with Alex Bustos and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lxiv)	137	On December 14, 2004 the Company entered into a Stock Option Agreement with Molly Douma and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lxv)	139	On December 14, 2004 the Company entered into a Stock Option Agreement with Guy Cook and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(lxvi)	141	On December 14, 2004 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxvii)		On December 14, 2004, the Company entered into a Stock Option Agreement with Tim Hall and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
	143	

99(lxviii)   145   On October 28, 2004, the Company entered into a Stock Option Agreement with Guy Cook and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxix)   148   On October 28, 2004, the Company entered into a Stock Option Agreement with Andy Pitts and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

SUBSEQUENT TO DECEMBER 31, 2004

99(i)   152   On January 1, 2005, the Company entered into Employment Agreement with Erika "Joon" Chavez. Ms. Chavez will serve the Company as a store manger and public relations liason in the Seattle retail store. The Company agreed to pay her a fee of $28,000 per year payable in S-8 stock.

99(ii)   155   On January 1, 2005, the Company entered into Employment Agreement with Justin Burch. Mr. Burch will serve the Company as a store manger and public relations liason in the Trolley Square Mall, Salt Lake City retail store. The Company agreed to pay him a fee of $2,500 per month payable in S-8 stock. Mr. Burch was subsequently terminated in February, 2005, therefore this contract is void.

99(iii)   158   On January 20, 2005, the Company entered into Employment Agreement with Megan Thiriot. Ms. Thiriot will serve the Company as a store manger and public relations liason in the Trolley Square Mall, Salt Lake City retail store. The Company agreed to pay her a fee of $1,800 per month payable in S-8 stock.

99(iv)   161   On January 14, 2005 the Company entered into a Stock Option Agreement with Donald Decker and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(v)   163   On January 14, 2005 the Company entered into a Stock Option Agreement with Michael Golightly and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(vi)   165   On January 14, 2005 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(vii)   167   On January 14, 2005 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company

99(viii)   169   On January 14, 2005 the Company entered into a Stock Option Agreement with Tim Hall and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company

99(ix)	171	On January 14, 2005 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(x)	173	On January 14, 2005 the Company entered into a Stock Option Agreement with Alex Bustos and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xi)	175	On January 14, 2005 the Company entered into a Stock Option Agreement with Molly Douma and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xii)	177	On January 14, 2005 the Company entered into a Stock Option Agreement with Guy Cook and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xiii)	179	On January 14, 2005 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xiv)	181	On January 14, 2005 the Company entered into a Stock Option Agreement with Chen Li and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xv)	183	On January 20, 2005 the Company entered into a Stock Option Agreement with H.K. Elrod and granted 14,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xvi)	185	On January 27, 2005 the Company entered into a Stock Option Agreement with Donald Decker and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xvii)	187	On January 27, 2005 the Company entered into a Stock Option Agreement with Michael Golightly and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xviii)	189	On January 27, 2005 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xix)	191	On January 27, 2005 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xx)	193	On January 27, 2005 the Company entered into a Stock Option Agreement with Tim Hall and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxi)	195	On January 27, 2005 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xxii)	197	On January 27, 2005 the Company entered into a Stock Option Agreement with Alex Bustos and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxiii)	199	On January 27, 2005 the Company entered into a Stock Option Agreement with Molly Douma and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxiv)	201	On January 27, 2005 the Company entered into a Stock Option Agreement with Guy Cook and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xxv)	203	On January 27, 2005 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company..
99(xxvi)	205	On January 27, 2005 the Company entered into a Stock Option Agreement with Chen Li and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxvii)	207	On February 23, 2005 the Company entered into a Stock Option Agreement with Donald Decker and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxviii)	209	On February 23, 2005 the Company entered into a Stock Option Agreement with Michael Golightly and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxix)	211	On February 23, 2005 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxx)	213	On February 23, 2005 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xxxi)	215	On February 23, 2005 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxii)	217	On February 23, 2005 the Company entered into a Stock Option Agreement with Alex Bustos and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxiii)	219	On February 23, 2005 the Company entered into a Stock Option Agreement with Guy Cook and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxiv)	221	On February 23, 2005 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

Exhibit 99(xxxiv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of October, 2004 by Dark Dynamite, Inc. (the "Company") to Grant Anea, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 20,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 20,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 20,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated August 25, 2004, and Optionee fulfills his obligations under such agreement: in the amount of 20,000,000 shares, on or about October 18th, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of

this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                    Dynamite, Inc.

___/s/ Grant Anea   ___/s/ Jared Gold_____
Grant Anea, Optionee   Jared Gold, President

Exhibit 99(xxxv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of October, 2004 by Dark Dynamite, Inc. (the "Company") to Tim Hall, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 20,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 20,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 20,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated August 25, 2004, and Optionee fulfills his obligations under such agreement: in the amount of 20,000,000 shares, on or about October 18th, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid

immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   <u>Optionee Not an Affiliate.</u> Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   <u>Availability of Shares.</u> During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                          Dynamite, Inc.

__/s/ Tim Hall   ___/s/ Jared Gold_____
Tim Hall, Optionee   Jared Gold, President

Exhibit 99(xxxvi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 26th day of October, 2004 by Dark Dynamite, Inc. (the "Company") to Donald Decker, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 20,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 20,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 20,000,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated October 10, 2004, and Optionee fulfills her obligations under such agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                    Dynamite, Inc.

__/s/ Donald Decker   __/s/ Jared Gold__
Donald Decker, Optionee   Jared Gold, President

Exhibit 99(xxxvii)
STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 28th day of October, 2004 by Dark Dynamite, Inc. (the "Company") to Christopher Larsen, a Utah resident ("Optionee").

PREMISES

A. The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 25,000,000, shares of the Company's common stock, par value $0.001.

B. The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C. These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1. Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 25,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2. Vesting. The option to purchase 25,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Employment or Advisory Agreement dated June 6, 2004, and Optionee fulfills his obligations under such agreement: in the amount of 25,000,000 shares, on or about October 28th, 2004.

3. Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of

this Option.

5. <u>Optionee Not an Affiliate.</u> Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. <u>Availability of Shares.</u> During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. <u>Limitation on Exercise.</u> If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. <u>Restrictions on Transfer.</u> The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                                              Dynamite, Inc.

__/s/ Christopher Larsen   __/s/ Jared Gold_____
Christopher Larsen, Optionee   Jared Gold, President

Exhibit 99(xxxviii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 28th day of October, 2004 by Dark Dynamite, Inc. (the "Company") to Matthew Stevens, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 20,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 20,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 20,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Employment or Advisory Agreement dated June 29,2004, and Optionee fulfills his obligations under such agreement: in the amount of 20,000,000 shares, on or about October 28th, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of

this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                          Dynamite, Inc.

__/s/ Matthew Stevens   ___/s/ Jared Gold_____
Matthew Stevens, Optionee   Jared Gold, President

Exhibit 99(xxxix)
STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 28th day of October, 2004 by Dark Dynamite, Inc. (the "Company") to Mike Golightly, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 50,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 50,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 50,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated April 16, 2004, and Optionee fulfills his obligations under such agreement: in the amount of 50,000,000 shares, on or about October 28th, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                         Dynamite, Inc.

__/s/ Mike Golightly   __/s/ Jared Gold____
Mike Golightly, Optionee   Jared Gold, President

Exhibit 99(xl)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 28th day of October, 2004 by Dark Dynamite, Inc. (the "Company") to Alex Bustos, a Utah resident ("Optionee").

PREMISES

A.   The Company received valuable services from Optionee in the past. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 30,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 30,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 30,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated May 28, 2004, and Optionee fulfills his obligations under such agreement: in the amount of 30,000,000 shares, on or about October 28, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.	Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.	Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.	Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.	Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.	Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                            Dynamite, Inc.

__/s/ Alex Bustos   ___/s/ Jared Gold_____
Alex Bustos, Optionee   Jared Gold, President

Exhibit 99(xli)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Michael Golightly, a Utah resident ("Optionee").

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to retain and compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 40,000,000 shares of the Company's common stock, par value $0.001 to be issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8"). Optionee is hereby contractually bound to complete a minimum of 12 months services.

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be 75% of bid at close the day of exercise per share for the 40,000,000 shares.

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 40,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan.

2.   Vesting. The option to purchase all of the shares of the Company's common stock shall vest provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated April 16, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 1 year has elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall

determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

9. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom after the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                         Dynamite, INC.

__/s/ Michael Golightly____   ___/s/ Jared Gold_____
Michael Golightly, Optionee   Jared Gold, President

Exhibit 99(xlii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Jamie Dalley, a Utah resident ("Optionee").

PREMISES

A.   The Company received valuable services from Optionee in the past and desires to retain and compensate Optionee for those services. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 40,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 40,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 40,000,000 shares of the Company's common stock shall vest on or about November 15, 2004, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated October 19, 2004, and Optionee fulfills her obligations under such agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Jamie Dalley__   __/s/ Jared Gold__
Jamie Dalley, Optionee   Jared Gold, President

Exhibit 99(xliii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Christopher Larsen, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee in the past and desires to retain and compensate Optionee for those services. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 40,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 40,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 40,000,000 shares of the Company′s common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Employment or Advisory Agreement dated June 6, 2004, and Optionee fulfills his obligations under such agreement: in the amount of 40,000,000 shares, on or about November 15th, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of

this Option.

5. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                                                                      Dynamite, Inc.

__/s/ Christopher Larsen   __/s/ Jared Gold_____
Christopher Larsen, Optionee   Jared Gold, President

Exhibit 99(xliv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Matthew Stevens, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 40,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 40,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 40,000,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills his obligations under such agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of

this Option.

5.   <u>Optionee Not an Affiliate.</u> Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   <u>Availability of Shares.</u> During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   <u>Limitation on Exercise.</u> If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   <u>Restrictions on Transfer.</u> The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                                          Dynamite, Inc.

__/s/ Matthew Stevens   ___/s/ Jared Gold____
Matthew Stevens, Optionee   Jared Gold, President

Exhibit 99(xlv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Alex Bustos, a Utah resident ("Optionee").

PREMISES

A.   The Company received valuable services from Optionee in the past. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 40,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 40,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 40,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated May 28, 2004, and Optionee fulfills his obligations under such agreement: in the amount of 30,000,000 shares, on or about November 15th, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of

this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                             Dynamite, Inc.

__/s/ Alex Bustos   ___/s/ Jared Gold_____
Alex Bustos, Optionee   Jared Gold, President

88

Exhibit 99(xlvi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Molly Douma, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 40,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 40,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 40,000,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills her obligations under such agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of

this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Molly Douma   ___/s/ Jared Gold_____
Molly Douma, Optionee   Jared Gold, President

Exhibit 99(xlvii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Guy Cook, a Utah resident ("Optionee").

PREMISES

A.   The Company received valuable services from Optionee in the past and desires to retain and compensate Optionee for those services. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 40,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 40,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 40,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Employment Agreement dated June 10, 2004, and Optionee fulfills his obligations under such agreement: in the amount of 40,000,000 shares, on or about November 15th, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid

immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                    Dynamite, Inc.

__/s/ Guy Cook   ___/s/ Jared Gold_____
Guy Cook, Optionee   Jared Gold, President

Exhibit 99(xlviii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Tim Hall, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 40,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 40,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 40,000,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated October 10, 2004, and Optionee fulfills her obligations under such agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of

this Option.

5. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                            Dynamite, Inc.

__/s/ Tim Hall   ____/s/Jared Gold____
Tim Hall, Optionee   Jared Gold, President

Exhibit 99(xlix)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 15th day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Andy Pitts, a California resident ("Optionee").

PREMISES

A.   The Company received valuable services from Optionee in the past and desires to retain and compensate Optionee for those services. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 40,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 40,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 40,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Employment Agreement: all of the aforementioned shares, on or about November 15, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5. <u>Optionee Not an Affiliate.</u> Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. <u>Availability of Shares.</u> During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. <u>Adjustments to Number of Shares.</u> The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. <u>Limitation on Exercise.</u> If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Andy Pitts   ____/s/ Jared Gold_____
Andy Pitts, Optionee   Jared Gold, President

Exhibit 99(l)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 22nd day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Jamie Dalley, a Utah resident ("Optionee").

PREMISES

A. The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 140,000, shares of the Company's common stock, par value $0.001.

B. The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C. These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1. Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 140,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2. Vesting. The option to purchase 140,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills her obligations under such agreement.

3. Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the

specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.
__/s/ Jamies Dalley___   __/s/ Jared Gold_____
Jamie Dalley, Optionee   Jared Gold, President

Exhibit 99(li)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 22nd day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Christopher Larsen, a Utah resident ("Optionee").

PREMISES

A. The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 140,000, shares of the Company's common stock, par value $0.001.

B. The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C. These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1. Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 140,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2. Vesting. The option to purchase 140,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills her obligations under such agreement.

3. Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS
CERTIFICATE HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS
AMENDED (THE "SECURITIES ACT"), AND ARE
"RESTRICTED SECURITIES" WITHIN THE MEANING
OF RULE 144 PROMULGATED UNDER THE
SECURITIES ACT. THE SECURITIES HAVE BEEN
ACQUIRED FOR INVESTMENT AND MAY NOT BE
SOLD OR TRANSFERRED WITHOUT COMPLYING
WITH RULE 144 IN THE ABSENCE OF AN
EFFECTIVE REGISTRATION OR OTHER
COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                    Dynamite, Inc.

__/s/ Christopher Larsen___   __/s/ Jared Gold_____
Christopher Larsen, Optionee   Jared Gold, President

Exhibit 99(lii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 22nd day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Matthew Stevens, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 140,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   <u>Grant of Options.</u> The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 140,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   <u>Vesting.</u> The option to purchase 140,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills her obligations under such agreement.

3.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the

specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5. <u>Optionee Not an Affiliate.</u> Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. <u>Availability of Shares.</u> During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                   Dynamite, Inc.

__/s/ Matthew Stevens   __/s/ Jared Gold_____
Matthew Stevens, Optionee   Jared Gold, President

Exhibit 99(liii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 22nd day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Michael Golightly, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 140,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 140,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 140,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills her obligations under such agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock

broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Michael Golightly   __/s/ Jared Gold_____
Michael Golightly, Optionee   Jared Gold, President

Exhibit 99(liv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 22nd day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Alex Bustos, a Utah resident ("Optionee").

PREMISES

A. The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 140,000, shares of the Company's common stock, par value $0.001.

B. The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C. These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1. Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 140,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2. Vesting. The option to purchase 140,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills her obligations under such agreement.

3. Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock

broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Alex Bustos   __/s/ Jared Gold_____
Alex Bustos, Optionee   Jared Gold, President

Exhibit 99(lv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 22nd day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Molly Douma, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 140,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 140,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 140,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills her obligations under such agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the

specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/S/ Molly Douma_____   _/s/ Jared Gold_____
Molly Douma, Optionee   Jared Gold, President

Exhibit 99(lvi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 22nd day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Guy Cook, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 140,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 140,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 140,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills her obligations under such agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the

specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Guy Cook   _____/s/ Jared Gold_____
Guy Cook, Optionee   Jared Gold, President

Exhibit 99(lvii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 22nd day of November, 2004 by Dark Dynamite, Inc. (the "Company") to Andrew Pitts, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 140,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 140,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 140,000 shares of the Company's common stock shall vest at the behest of the Board of Directors, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated November 10, 2004, and Optionee fulfills her obligations under such agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock

broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that she is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

/s/ Andrew Pitts   __/s/ Jared Gold_____
Andrew Pitts, Optionee   Jared Gold, President

Exhibit 99(lviii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Donald Decker, a Webmaster of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Donal Decker_____   __/s/ Jared Gold_____
Donald Decker, Optionee   Jared Gold, President

Exhibit 99(lix)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Jamie Dalley, an accountant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

____/s/ Jamie Dalley   _____/s/ Jared Gold_____
Jamie Dalley, Optionee   Jared Gold, President

Exhibit 99(lx)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Chris Larson, an Director of Manufacturing of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

      IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

___/s/ Chris Larsen   _____/s/ Jared Gold_____
Chris Larsen, Optionee   Jared Gold, President

Exhibit 99(lxi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Reggie Ainsworth, a Paralegal of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

___/s/ Reggie Ainsworth   ___/s/ Jared Gold_____
Reggie Ainsworth, Optionee   Jared Gold, President

Exhibit 99(lxii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Matthew Stevens, an accountant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   <u>Grant of Options.</u>   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Matthew Stevens   _____/s/ Jared Gold_____
Matthew Stevens, Optionee   Jared Gold, President

Exhibit 99(lxiii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Alex Bustos, an accountant of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2. Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Alex Bustos   ____/s/ Jared Gold_____
Alex Bustos, Optionee   Jared Gold, President

Exhibit 99(lxiv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Molly Douma, an Assistant Marketing Director of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. <u>Grant of Options.</u>   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2. <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

___/s/ Molly Doymas   __/s/ Jared Gold_____
Molly Doumas, Optionee   Jared Gold, President

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Guy Cook, an accountant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Guy Cook   __/s/ Jared Gold___
Guy Cook, Optionee   Jared Gold, President

Exhibit 99(lxvi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Andrew Pitts, an Project Director of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2. Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Andrew Pitts   __/s/ Jared Gold___
Andrew Pitts, Optionee   Jared Gold, President

Exhibit 99(xlvii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of December, 2004 by Dark Dynamite, Inc. (the "Company") to Tim Hall, an accountant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Five Million (5,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Five Million (5,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 5,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Tim Hall   ___/s/ Jared Gold_____
Tim Hall, Optionee   Jared Gold, President

Exhibit 99(lxviii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 28th day of October, 2004 by Dark Dynamite, Inc. (the "Company") to Guy Cook, a Utah resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 50,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 50,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 50,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Advisory Agreement dated June 10, 2004, and Optionee fulfills his obligations under such agreement: in the amount of 50,000,000 shares, on or about the October 28th, 2004.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the

specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                                 Dynamite, Inc.
__/s/ Guy Cook   __/s/ Jared Gold____
Guy Cook, Optionee   Jared Gold, President

Exhibit 99(lxix)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted this 28th day of October, 2004 by Dark Dynamite, Inc. (the "Company") to Andy Pitts, a California resident ("Optionee").

PREMISES

A.   The Company is receiving valuable services from Optionee, and anticipates receiving such services in the future. Accordingly, the Company desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of 15,000,000, shares of the Company's common stock, par value $0.001.

B.   The options will have a floating option price set at 75% of the market price at the time of exercise. The options and shares issued subject to this Stock Option Agreement shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

C.   These Options are being granted pursuant to the 2004 Benefit Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described 15,000,000 shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Benefit Plan.

2.   Vesting. The option to purchase 15,000,000 shares of the Company's common stock shall vest as follows, provided that the Board of Directors remains satisfied with the level of service being provided by Optionee pursuant to the Employment Agreement.

3.   Term of Option. This Option may be exercised, in whole or in part, at any time but before 2 Years have elapsed from the date of this Option.

4.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Benefit Plan, by delivery of a notice of exercise, a form of which is attached hereto as Exhibit "A," and incorporated herein by this reference, setting forth the number of Options, along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares, indicating that the specified exercise price shall be paid immediately upon the sale or otherwise within one week of Optionee's exercise of this Option.

5.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

6.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

7.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, or recapitalization of the Common Stock as provided in the Stock Benefit Plan.

8.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the Board of Directors.

9.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. Optionee acknowledges that unless a registration statement with respect to the Option is filed and declared effective by the Securities and Exchange Commission and the appropriate state governing agency, the Option has or will be granted and issued in reliance on specific exemptions from such registration requirements for transaction by an issuer not involving a public offering and specific exemptions under the state statutes. Any disposition of the Option may, under certain circumstances, be inconsistent with such exemption therefrom, unless the person desiring to sell provides an opinion of counsel or other evidence satisfactory to the Company to the effect that registration is not required. In some such states, specific conditions must be met, or approval of the securities regulatory authorities required before any such offer or sale or other transfer thereof:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER COMPLIANCE UNDER THE SECURITIES ACT.

The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission.

10. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

11. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

12. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark
                                     Dynamite, Inc.
__/s/ Andy Pitts   __/s/ Jared Gold____
Andy Pitts, Optionee   Jared Gold, President

SUBSEQUENT TO DECEMBER 31, 2004

Exhibit 99(i)

Employment Agreement

AGREEMENT made this <u>1st</u> day of January, 2005, between Black Chandelier, Inc., a Nevada corporation whose corporate headquarters are located in Salt Lake City, Utah (herein after referred to as "Company"), and Ericka "Joon" Chavez, an individual whose address is 1404 East Spring Street, Seattle, Washington (hereinafter referred to as "Employee").

Employee has been, and desires to continue to be, employed by Company and Company desires to employ Employee in a capacity in which Employee would serve as Retail Store Manager /Salesperson.

Now, therefore, it is agreed:

1.   Definitions: As used in this Agreement: (a) "Company" means Black Chandelier, Inc., its successors and assigns, and any of its present or future subsidiaries, or organizations controlled by, controlling, or under common control with it. (b) "Confidential Information" means any and all information disclosed or made available to Employee or known by Employee as a direct or indirect consequence of or through his employment by Company and not generally known in the industry in which Company is or Shall become engaged, or any information related to Company's products, processes, or services, including, but not limited to, information relating to research, development, Plans and Inventions (as defined below), manufacturing, purchasing, accounting, engineering, marketing, merchandising, or selling. (c) "Plans and Inventions" means discoveries, concepts, and ideas, whether patentable or not, relating to any present or prospective activities of Company, including, but not limited to, processes, methods, formulae, techniques, devices, and any improvements to the foregoing. (d) "Company Monthly Base Pay" means Employee's last monthly remuneration, prior to termination of his employment with Company, before federal, state, and local taxes and other withholding, but exclusive of extra compensation, such as that attributable to bonuses, overtime, or employee retirement or pension benefits. (e) "Conflicting Organization" means any person or organization engaged, directly or indirectly, in the research, development, production, marketing or selling of a Conflicting Product. (f) "Conflicting Product" means any product, process, or service of any person or organization, other than Company, in existence or under development, which resembles, competes with or is marketed or offered for sale or lease to the same or similar potential customers as a product, process, or service which is the subject of research, development, production, marketing or selling activities of Company.

2.   Duties: The Employee shall be employed by Company and shall faithfully and to the best of his ability perform such duties and render such services as Shall be directed by Company, including, but not limited to, the following:

Retail Store Manager and other duties as requested by the President of the Company and as directed by the Board of Directors.

3.   Compensation, Term, and Termination: As compensation for his services, Employee shall receive the following compensation:

A base salary of Twenty Eight Thousand ($28,000) dollars per year, payable in cash, common or preferred stock of the Company, the form to be at the election of the Company.

Eligible for all employee benefits that are provided by the Company to its employees.

Reimbursement for all Company approved expenses, if submitted to the Company within 45-days of incurring the expense.

This employment agreement shall continue for two (2) years from the effective date of this agreement. At all times, this employment contract is subject to the right of Company to terminate the employment on two weeks notice. Company shall have the right to terminate such employment at any time in the event of default or nonperformance by Employee of any of the provisions of this Agreement. In the event of notice given by either party, Employee shall continue to work for Company for the full notice period, if so requested by Company. Company reserves the right at any time to pay to Employee his full salary for any required notice period and to terminate his employment immediately or at any time during such notice period.

4.   Benefits, Bonuses and Expenses:(1) Company Shall provide for Employee benefits as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Such benefits shall be provided to Employee in such a manner as shall be determined by the Board of Directors. (2) Company Shall pay to Employee bonuses as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Employee acknowledges that Company makes no assurance that a bonus, if any, will be awarded to Employee for any services performed during any term of this employment contract. (3) Additionally, Company Shall reimburse Employee for expenses as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Such expense reimbursements shall be paid to Employee as ordered by the Board of Directors.

5.   Disclosure of Confidential Information:(a) *Confidentiality.* Except as required in the performance of his duties to Company, Employee shall treat as confidential and shall not, directly or indirectly, use, disseminate, disclose, publish, or otherwise make available any Confidential Information or any portion thereof. (b) *Return of confidential information.* Upon termination of his employment with Company, all documents, records, notebooks, and similar repositories containing Confidential Information, including copies thereof, then in Employee's possession, whether prepared by him or others, shall be promptly returned to Company. If at any time after the termination of employment Employee determines that he has any Confidential Information in his possession or control, he shall immediately return to Company all such Confidential Information, including all copies and portions thereof.

6.   Binding Effect: This Agreement shall be binding upon the parties hereto and upon their respective executors, administrators, legal representatives, successors, and assigns.

7.   Enforcement: The formation, effect, performance and construction of this Agreement shall be governed by the laws of the State of Utah of the United States of America.

8.   Entire Agreement and Waiver of Prior Rights: This Agreement and any attachments hereto constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether oral or written, including, but not limited to, any prior agreement for compensation, in which compensation has not been paid. By executing this agreement, Employee acknowledges that he is waiving all rights granted by prior agreements. No modification or claimed waiver of any of the provisions hereof shall be valid unless in writing and signed by the duly authorized representative against whom such modification or waiver is sought to be enforced.

9.   Other Rights: Nothing contained in this Agreement shall be construed as conferring by implication, estoppel, or otherwise upon either party any license or other right except the licenses and rights expressly granted hereunder to that party.

10.   Acceptance: Each party hereby accepts the licenses and rights granted to it by a party under this Agreement subject to all of the terms and conditions of this Agreement. In witness whereof, the parties have executed this Agreement on the day and year first above written.

Employee: Erika "Joon" Chavez   Black Chandelier, Inc.

_/s/ Erika Joon Chavez _____   By: _/s/ Jared Gold___
Erika "Joon" Chavez   Jared Gold, President

Exhibit 99(ii)

Employment Agreement

AGREEMENT made this 1st day of January, 2005, between Black Chandelier, Inc., a Nevada corporation whose corporate headquarters are located in Salt Lake City, Utah (herein after referred to as "Company"), and Justin Burch, an individual whose address is 5309 So. Cottonwood Club Drive, Salt Lake City, Utah, 84117, (hereinafter referred to as "Employee").

Employee has been, and desires to continue to be, employed by Company and Company desires to employ Employee in a capacity in which Employee would serve as Retail Store Manager /Salesperson.

Now, therefore, it is agreed:

1.   Definitions: As used in this Agreement: (a) "Company" means Black Chandelier, Inc., its successors and assigns, and any of its present or future subsidiaries, or organizations controlled by, controlling, or under common control with it. (b) "Confidential Information" means any and all information disclosed or made available to Employee or known by Employee as a direct or indirect consequence of or through his employment by Company and not generally known in the industry in which Company is or Shall become engaged, or any information related to Company's products, processes, or services, including, but not limited to, information relating to research, development, Plans and Inventions (as defined below), manufacturing, purchasing, accounting, engineering, marketing, merchandising, or selling. (c) "Plans and Inventions" means discoveries, concepts, and ideas, whether patentable or not, relating to any present or prospective activities of Company, including, but not limited to, processes, methods, formulae, techniques, devices, and any improvements to the foregoing. (d) "Company Monthly Base Pay" means Employee's last monthly remuneration, prior to termination of his employment with Company, before federal, state, and local taxes and other withholding, but exclusive of extra compensation, such as that attributable to bonuses, overtime, or employee retirement or pension benefits. (e) "Conflicting Organization" means any person or organization engaged, directly or indirectly, in the research, development, production, marketing or selling of a Conflicting Product. (f) "Conflicting Product" means any product, process, or service of any person or organization, other than Company, in existence or under development, which resembles, competes with or is marketed or offered for sale or lease to the same or similar potential customers as a product, process, or service which is the subject of research, development, production, marketing or selling activities of Company.

2.   Duties: The Employee shall be employed by Company and shall faithfully and to the best of his ability perform such duties and render such services as Shall be directed by Company, including, but not limited to, the following:

Retail Store Manager and other duties as requested by the President of the Company and as directed by the Board of Directors.

3.   Compensation, Term, and Termination: As compensation for his services, Employee shall receive the following compensation:

A base salary of Twenty five hundred ($2,500) dollars per month, payable in cash, common or preferred stock of the Company, the form to be at the election of the Company.

Eligible for all employee benefits that are provided by the Company to its employees.

Reimbursement for all Company approved expenses, if submitted to the Company within 45-days of incurring the expense.

This employment agreement shall continue for two (2) years from the effective date of this agreement. At all times, this employment contract is subject to the right of Company to terminate the employment on two weeks notice. Company shall have the right to terminate such employment at any time in the event of default or nonperformance by Employee of any of the provisions of this Agreement. In the event of notice given by either party, Employee shall continue to work for Company for the full notice period, if so requested by Company. Company reserves the right at any time to pay to Employee his full salary for any required notice period and to terminate his employment immediately or at any time during such notice period.

4.   Benefits, Bonuses and Expenses:(1) Company Shall provide for Employee benefits as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Such benefits shall be provided to Employee in such a manner as shall be determined by the Board of Directors. (2) Company Shall pay to Employee bonuses as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Employee acknowledges that Company makes no assurance that a bonus, if any, will be awarded to Employee for any services performed during any term of this employment contract. (3) Additionally, Company Shall reimburse Employee for expenses as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Such expense reimbursements shall be paid to Employee as ordered by the Board of Directors.

5.   Disclosure of Confidential Information:(a) *Confidentiality.* Except as required in the performance of his duties to Company, Employee shall treat as confidential and shall not, directly or indirectly, use, disseminate, disclose, publish, or otherwise make available any Confidential Information or any portion thereof. (b) *Return of confidential information.* Upon termination of his employment with Company, all documents, records, notebooks, and similar repositories containing Confidential Information, including copies thereof, then in Employee's possession, whether prepared by him or others, shall be promptly returned to Company. If at any time after the termination of employment Employee determines that he has any Confidential Information in his possession or control, he shall immediately return to Company all such Confidential Information, including all copies and portions thereof.

6.   Binding Effect: This Agreement shall be binding upon the parties hereto and upon their respective executors, administrators, legal representatives, successors, and assigns.

7.   Enforcement: The formation, effect, performance and construction of this Agreement shall be governed by the laws of the State of Utah of the United States of America.

8.   Entire Agreement and Waiver of Prior Rights: This Agreement and any attachments hereto constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether oral or written, including, but not limited to, any prior agreement for compensation, in which compensation has not been paid. By executing this agreement, Employee acknowledges that he is waiving all rights granted by prior agreements. No modification or claimed waiver of any of the provisions hereof shall be valid unless in writing and signed by the duly authorized representative against whom such modification or waiver is sought to be enforced.

9.   Other Rights: Nothing contained in this Agreement shall be construed as conferring by implication, estoppel, or otherwise upon either party any license or other right except the licenses and rights expressly granted hereunder to that party.

10.   Acceptance: Each party hereby accepts the licenses and rights granted to it by a party under this Agreement subject to all of the terms and conditions of this Agreement.

          In witness whereof, the parties have executed this Agreement on the day and year first above written.

Employee: Justin Burch   Black Chandelier, Inc.

__/s/ Justin Burch _____   By: /s/ Jared Gold___
Justin Burch   Jared Gold, President

Exhibit 99(iii)

Employment Agreement

AGREEMENT made this <u>20th</u> day of January, 2005, between Dark Dynamite, Inc., a Nevada corporation whose corporate headquarters are located in Salt Lake City, Utah (herein after referred to as "Company"), and Megan Thiriot, an individual whose address is 2465 Sidewinder Drive, Park City, Utah, 84060, (hereinafter referred to as "Employee").

Employee has been, and desires to continue to be, employed by Company and Company desires to employ Employee in a capacity in which Employee would serve as Production Assistant/Salesperson.

Now, therefore, it is agreed:

1.   Definitions: As used in this Agreement: (a) "Company" means Dark Dynamite, Inc., its successors and assigns, and any of its present or future subsidiaries, or organizations controlled by, controlling, or under common control with it. (b) "Confidential Information" means any and all information disclosed or made available to Employee or known by Employee as a direct or indirect consequence of or through his employment by Company and not generally known in the industry in which Company is or January become engaged, or any information related to Company's products, processes, or services, including, but not limited to, information relating to research, development, Plans and Inventions (as defined below), manufacture, purchasing, accounting, engineering, marketing, merchandising, or selling. (c) "Plans and Inventions" means discoveries, concepts, and ideas, whether patentable or not, relating to any present or prospective activities of Company, including, but not limited to, processes, methods, formulae, techniques, devices, and any improvements to the foregoing. (d) "Company Monthly Base Pay" means Employee's last monthly remuneration, prior to termination of his employment with Company, before federal, state, and local taxes and other withholding, but exclusive of extra compensation, such as that attributable to bonuses, overtime, or employee retirement or pension benefits. (e) "Conflicting Organization" means any person or organization engaged, directly or indirectly, in the research, development, production, marketing or selling of a Conflicting Product. (f) "Conflicting Product" means any product, process, or service of any person or organization, other than Company, in existence or under development, which resembles, competes with or is marketed or offered for sale or lease to the same or similar potential customers as a product, process, or service which is the subject of research, development, production, marketing or selling activities of Company.

2.   Duties: The Employee shall be employed by Company and shall faithfully and to the best of his ability perform such duties and render such services as January be directed by Company, including, but not limited to, the following:

Production Assistant/Salesperson and other duties as requested by the President of the Company and as directed by the Board of Directors.

3.   Compensation, Term, and Termination: As compensation for his services, Employee shall receive the following compensation:

A base salary of Eighteen hundred ($1,800) dollars per month, payable in cash, common or preferred stock of the Company, the form to be at the election of the Company.

Eligible for all employee benefits that are provided by the Company to its employees.

Reimbursement for all Company approved expenses, if submitted to the Company within 45-days of incurring the expense.

This employment agreement shall continue for two (2) years from the effective date of this agreement. At all times, this employment contract is subject to the right of Company to terminate the employment on two weeks notice. Company shall have the right to terminate such employment at any time in the event of default or nonperformance by Employee of any of the provisions of this Agreement. In the event of notice given by either party, Employee shall continue to work for Company for the full notice period, if so requested by Company. Company reserves the right at any time to pay to Employee his full salary for any required notice period and to terminate his employment immediately or at any time during such notice period.

4. **Benefits, Bonuses and Expenses:**(1) Company January provide for Employee benefits as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Such benefits shall be provided to Employee in such a manner as shall be determined by the Board of Directors. (2) Company January pay to Employee bonuses as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Employee acknowledges that Company makes no assurance that a bonus, if any, will be awarded to Employee for any services performed during any term of this employment contract. (3) Additionally, Company January reimburse Employee for expenses as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Such expense reimbursements shall be paid to Employee as ordered by the Board of Directors.

5. **Disclosure of Confidential Information:**(a) *Confidentiality.* Except as required in the performance of his duties to Company, Employee shall treat as confidential and shall not, directly or indirectly, use, disseminate, disclose, publish, or otherwise make available any Confidential Information or any portion thereof. (b) *Return of confidential information.* Upon termination of his employment with Company, all documents, records, notebooks, and similar repositories containing Confidential Information, including copies thereof, then in Employee's possession, whether prepared by him or others, shall be promptly returned to Company. If at any time after the termination of employment Employee determines that he has any Confidential Information in his possession or control, he shall immediately return to Company all such Confidential Information, including all copies and portions thereof.

6. **Binding Effect:**This Agreement shall be binding upon the parties hereto and upon their respective executors, administrators, legal representatives, successors, and assigns.

7. **Enforcement:**The formation, effect, performance and construction of this Agreement shall be governed by the laws of the State of Utah of the United States of America.

8. **Entire Agreement and Waiver of Prior Rights:** This Agreement and any attachments hereto constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether oral or written, including, but not limited to, any prior agreement for compensation, in which compensation has not been paid. By executing this agreement, Employee acknowledges that he is waiving all rights granted by prior agreements. No modification or claimed waiver of any of the provisions hereof shall be valid unless in writing and signed by the duly authorized representative against whom such modification or waiver is sought to be enforced.

9. **Other Rights:** Nothing contained in this Agreement shall be construed as conferring by implication, estoppel, or otherwise upon either party any license or other right except the licenses and rights expressly granted hereunder to that party.

10. **Acceptance:** Each party hereby accepts the licenses and rights granted to it by a party under this Agreement subject to all of the terms and conditions of this Agreement. In witness whereof, the parties have executed this Agreement on the day and year first above written.

Employee: Megan Thiriot   Company: Dark Dynamite, Inc.

__Megan Thiriot _____   By: __/s/ Jared Gold_
Megan Thiriot   Jared Gold, President

Exhibit 99 (iv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Donald Decker, Webmaster for the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2. Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends,

recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Donald Decker_____   ____/s/ Jared Gold___
Donald Decker, Optionee   Jared Gold, President

Exhibit 99 (v)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Michael Golightly, an attorney of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends,

recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Michael Golightly_____   ____/s/ Jared Gold_____
Michael Golightly, Optionee   Jared Gold, President

Exhibit 99 (vi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Jamie Dalley, as a marketing director of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain her services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise ther option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends,

recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Jamie Dalley_____   ____/s/ Jared Gold_____
Jamie Dalley, Optionee   Jared Gold, President

Exhibit 99 (vii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Chris Larsen, an Production Designer of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Chris Larsen_____   _____/s/ Jared Gold_____
Chris Larsen, Optionee   Jared Gold, President

Exhibit 99 (viii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Tim Hall, General Contractor of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Tim Hall   _____   _____/s/ Jared Gold_____
Tim Hall, Optionee   Jared Gold, President

Exhibit 99 (ix)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Matthew Stevens, Graphic Designer of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2. Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Matthew Stevens_____   _____/s/ Jared Gold_____
Matthew Stevens, Optionee   Jared Gold, President

Exhibit 99 (x)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Alex Bustos, an attorney of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Alex Bustos_____   ____/s/ Jared Gold_____
Alex Bustos, Optionee   Jared Gold, President

Exhibit 99 (xi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Molly Douma, as an Assistant Marketing director of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain her services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise ther option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Molly Douma_____   _____/s/ Jared Gold___
Molly Douma, Optionee   Jared Gold, President

Exhibit 99 (xii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Guy Cook, an accountant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Guy Cook   _____   ____/s/ Jared Gold_____
Guy Cook, Optionee   Jared Gold, President

Exhibit 99 (xiii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Andrew Pitts, Production Designer of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Andrew Pitts_____   ____/s/ Jared Gold_____
Andrew Pitts, Optionee   Jared Gold, President

Exhibit 99 (xiv)

STOCK OPTION AGREEMENT

        This Stock Option Agreement ("Stock Option Agreement") is granted effective this 14th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Chen Li Chapman, as an consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain her services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifteen Million (15,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifteen Million (15,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 15,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise ther option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Chen Li Chapman_____   ____/s/ Jared Gold_____
Chen Li Chapman, Optionee   Jared Gold, President

Exhibit 99 (xv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 20th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to H.K. Elrod, a consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fourteen Million (14,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fourteen Million (14,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 14,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ H. K. Elrod_____   _____/s/ Jared Gold____
H.K. Elrod, Optionee   Jared Gold, President

Exhibit 99 (xvi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Donald Decker, Webmaster for the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Donald Decker_____   _____/s/ Jared Gold_____
Donald Decker, Optionee   Jared Gold, President

Exhibit 99 (xvii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Michael Golightly, an attorney of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Michael Golightly_____   _____/s/ Jared Gold_____
Michael Golightly, Optionee   Jared Gold, President

Exhibit 99 (xviii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Jamie Dalley, as a marketing director of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past, desires to retain her services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2. Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise ther option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Jamie Dalley_____   ____/s/ Jared Gold_____
Jamie Dalley, Optionee   Jared Gold, President

Exhibit 99 (xix)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Chris Larsen, an Production Designer of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Chris Larsen_____   __/s/ Jared Gold_____
Chris Larsen, Optionee   Jared Gold, President

Exhibit 99 (xx)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Tim Hall, General Contractor of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

   IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Tim Hall_____   _____/s/ Jared Gold_____
Tim Hall, Optionee   Jared Gold, President

Exhibit 99 (xxi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Matthew Stevens, Graphic Designer of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Matthew Stevens_____   __/s/ Jared Gold_____
Matthew Stevens, Optionee   Jared Gold, President

Exhibit 99 (xxii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Alex Bustos, an attorney of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Alex Bustos   _____   __/s/ Jared Gold_____
Alex Bustos, Optionee   Jared Gold, President

Exhibit 99 (xxiii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Molly Douma, as an Assistant Marketing director of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain her services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise ther option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

    IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Mp;;y Douma_____   __/s/ Jared Gold_____
Molly Douma, Optionee   Jared Gold, President

Exhibit 99 (xxiv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Guy Cook, an accountant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Guy Cook_____   __/s/ Jared Gold_____
Guy Cook, Optionee   Jared Gold, President

Exhibit 99 (xxv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Andrew Pitts, Production Designer of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Andrew Pitts   _____   __/s/ Jared Gold_____
Andrew Pitts, Optionee   Jared Gold, President

Exhibit 99 (xxvi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of January, 2005 by Dark Dynamite, Inc. (the "Company") to Chen Li Chapman, as an consultant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain her services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 50,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise ther option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

    IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Chen Li Chapman _____   _____/s/ Jared Gold_____
Chen Li Chapman, Optionee   Jared Gold, President

Exhibit 99 (xxvii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rd day of February, 2005 by Dark Dynamite, Inc. (the "Company") to Donald Decker, as an Webmaster director of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain her services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 75,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise ther option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Donald Decker_____   ____/s/ Jared Gold_____
Donald Decker, Optionee   Jared Gold, President

Exhibit 99 (xxviii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 27th day of February, 2005 by Dark Dynamite, Inc. (the "Company") to Michael Golightly, an attorney of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 75,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Michael Golightly_____   _____/s/ Jared Gold_____
Michael Golightly, Optionee   Jared Gold, President

Exhibit 99 (xxix)

STOCK OPTION AGREEMENT

        This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rdday of February, 2005 by Dark Dynamite, Inc. (the "Company") to Jamie Dalley, as a marketing director of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain her services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 75,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise ther option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Jamie Dalley_____   _/s/ Jared Gold_____
Jamie Dalley, Optionee   Jared Gold, President

Exhibit 99 (xxx)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rd day of February, 2005 by Dark Dynamite, Inc. (the "Company") to Chris Larsen, an Production Designer of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 75,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Chris Larsen_____   _/s/ Jared Gold_____
Chris Larsen, Optionee   Jared Gold, President

Exhibit 99 (xxxi)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rd day of February, 2005 by Dark Dynamite, Inc. (the "Company") to Matthew Stevens, Graphic Designer of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 75,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2. <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Matthew Stevens_____   __/s/ Jared Gold_____
Matthew Stevens, Optionee   Jared Gold, President

Exhibit 99 (xxxii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rd day of February, 2005 by Dark Dynamite, Inc. (the "Company") to Alex Bustos, an attorney of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 75,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

_/s/ Alex Bustos_____   __/s/ Jared Gold_____
Alex Bustos, Optionee   Jared Gold, President

Exhibit 99 (xxxiii)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rd day of February, 2005 by Dark Dynamite, Inc. (the "Company") to Guy Cook, an accountant of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 75,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.	Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.	Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.	Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.	Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.	Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.	Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE					Dark Dynamite, Inc.

_/s/ Guy Cook_____		___/s/. Jared Gold_____
Guy Cook, Optionee				Jared Gold, President

Exhibit 99 (xxxiv)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rd day of February, 2005 by Dark Dynamite, Inc. (the "Company") to Andrew Pitts, Production Designer of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000) shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, 75,000,000 options shall vest immediately upon the exercise hereof however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time, but before six (6) months have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

    IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Dark Dynamite, Inc.

__/s/ Andrew Pitts_____   _/s/ Jared Gold_____
Andrew Pitts, Optionee   Jared Gold, President